SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that if the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’

Profit Sharing and Matched Savings Plan

We have audited the accompanying statement of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’

Profit Sharing and Matched Savings Plan

We have audited the accompanying statement of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 8, 2004

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value	$185,984,950	$155,601,950

Receivables:
Contributions:
Participating employers	8,098,752	7,181,213
Participating employers – ESOP forfeitures	—	(152,095)

Total contributions receivable	8,098,752	7,029,118

Total assets	194,083,702	162,631,068

LIABILITIES:
Securities purchased and fund overdraft	—	10,172
Other current liabilities	188,900	188,900

Total liabilities	188,900	199,072

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$193,894,802	$162,431,996

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS :
Investment income:
Interest and dividends	$3,494,109
Other credits	152,095

Total investment income	3,646,204

Contributions :
Participating employers	8,119,220
Participants	8,539,970
Rollovers	440,832

Total contributions	17,100,022

Transfers of assets	12,250,559

Net appreciation in fair value of investments	13,824,462

Total additions	46,821,247

DEDUCTIONS :
Benefits paid to participants	15,307,109
Other Expenses	51,332

Total deductions	15,358,441

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	31,462,806
NET ASSETS AVAILABLE FOR BENE FITS :
Beginning of year	162,431,996

End of year	$193,894,802

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT

SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Merrill Lynch Trust Company, FSB serves as trustee and custodian of the plan.

Contributions and Eligibility—

a)	Deferred Contribution—The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), JWT Specialized Communications, Inc., the Gepetto Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., JWT Technology LLC and WPP Group USA, Inc. (each an indirect wholly owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”).

Effective September 1, 2004, employees (excluding employees classified as Temporary employees) become eligible to participate in the Plan on the first day of the month following their employment commencement date (from one year of qualifying service as defined by the Plan). In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Effective October 1, 2002, participating employees, who are non-highly compensated, may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Participating employees, who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may contribute between 1% and 12% (up to the annual federal dollar limit for these contributions). For Plan years 2004 and 2003, participating compensation is limited to $205,000 and $200,000, respectively.

b)	Matching Contribution—The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-Up Contributions—Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT

SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

d)	Profit Sharing Contribution—The Profit Sharing portion of the Plan is available to all U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media Inc. (d/b/a Ford Motor Media), the Gepetto Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., JWT Technology LLC and WPP Group USA, Inc. (each an indirect wholly owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”) who have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and nonforfeitable. Effective January 1, 2002, Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses.

Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited non-vested accounts totaled $56,581 and $62,840, respectively. These accounts were used to reduce the 2004 and 2003 contributions from Participating Employers.

Participant Loans—The Plan provides for loan and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within 20 years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2004 and 2003, the interest rates on loans ranged from 5% to 11%.

Payment of Benefits—Distributions from the Plan are made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59 ½, a participant may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions, Catch-Up Contributions, Rollover Contributions or Voluntary Contributions, including earnings thereon, for any reason.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT

SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—Investments in short-term financial instruments are recorded at cost, which approximates market value. All other investments are valued at fair value as determined by the custodian. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the Plan year or at time of purchase during the year is used to establish the basis of securities sold.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

3. INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for plan benefits as of December 31, 2004 and 2003.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT

SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

	2004		2003
Description of Investment	Shares	$ Value	Shares	$ Value
Merrill Lynch Retirement Preservation Trust	20,075,773	20,075,773	17,293,159	17,293,159
MRJ Value Equity Fund	1,182,077	19,504,273	1,193,801	16,641,580
Alger Midcap Growth Institutional Portfolio	743,125	12,536,524	736,835	11,258,842
Merrill Lynch Equity Index Trust 12	816,434	11,242,301	755,680	9,393,097
Merrill Lynch Growth Fund Cl 1	633,141	11,193,934	553,466	9,165,389
Merrill Lynch US Government MRTG Fund	1,089,832	11,192,577	1,151,933	11,818,835
WPP Group PLC	202,243	11,056,618	210,666	10,385,838
Thornburg Inter Value Fund A GM	486,696	9,928,596	—	—
Davis NY Venture Fund Cl A GM	307,464	9,436,077	317,378	8,734,231
Pimco Total Return Fund GM	877,646	9,364,480	761,565	8,156,359
Fidelity Advisor Diversified International T	—	—	558,166	8,768,788

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $13,824,462 as follows:

Common stock	$4,184,275
Mutual funds	9,640,187

Total appreciation	$13,824,462

4. PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

5. FEDERAL INCOME TAXES

The Internal Revenue Service (“IRS”) has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator and Plan tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

Accrued distributions are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT

SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common stock in WPP Group plc (“WPP”). J. Walter Thompson Company, the Plan Sponsor, is an affiliate of WPP and therefore, qualifies as a permitted party-in-interest, as defined by ERISA. The Merrill Lynch Retirement Preservation Trust is sponsored by The Merrill Lynch Trust Company, FSB, who is the Trustee and Custodian of the Plan. The total investment for this trust was $26,547,222 at December 31, 2004. Total investments in Merrill Lynch Funds, which are affiliated businesses of Merrill Lynch Trust Company, FSB were $49,040,959 at December 31, 2004. These investments include the Merrill Lynch Equity Index Trust 12, Merrill Lynch Growth Fund CL 1 and the Merrill Lynch US Government MRTG Fund CL 1. These funds appreciated in value by $2,266,355 for the year ended December 31, 2004.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

7. TRANSFER OF ASSETS

Effective June 15, 2004, (or such other date on which it was administratively practicable), the Plan accepted a transfer of assets from the JWT Technology 401(k) plan.

Effective August 2, 2004, (or such other date on which it was administratively practicable), the Plan accepted a transfer of a portion of assets from Cordiant Holdings, Inc. Profit Sharing Retirement Plan due to the acquisition of Cordiant US Holdings, Inc. by WPP Group plc.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
WPP Group Stock Fund *	Common stock	**	$11,056,618
ML Ret Preservation Trust *	Common/Collective Trust	**	20,075,773
ML Ret Preservation Trust GM*	Common/Collective Trust	**	6,471,449
Fidelity Adv IntI T	Mutual fund	**	9,197,741
Alger MidCap Grw Instl Port	Mutual fund	**	12,536,524
Alger MidCap Gr Instl Port GM	Mutual fund	**	2,341,317
ML Equity Index Trust 12 *	Mutual fund	**	11,242,301
ML US Govt MRTG FD 1 *	Mutual fund	**	11,192,577
ML US Govt Mortgage CL 1 *	Mutual fund	**	8,339,996
ML Fundamental Growth FND CL 1 *	Mutual fund	**	11,193,934
ML Fundamental Growth FND 1 GM*	Mutual fund	**	7,072,151
Pimco Total Return Fund	Mutual fund	**	4,152,931
Pimco Total Return Fund GM	Mutual fund	**	9,364,480
Pimco NFJ SM-Cap Val FD CL A	Mutual fund	**	3,303,108
Pimco NFJ SM-Cap Val FD A GM	Mutual fund	**	1,877,295
Lord Abbett Md Cap Value CL P	Mutual fund	**	3,053,585
Lord Abbett Md Cap Val P GM	Mutual fund	**	3,850,779
Thornburg Inter Value FD A	Mutual fund	**	215,084
Thornburg Inter Value FD A GM	Mutual fund	**	9,928,596
Delaware Group Trend FD	Mutual fund	**	710,523
Delaware Group Trend FD GM	Mutual fund	**	1,142,842
Davis NYVenture FD CL A	Mutual fund	**	5,728,072
Davis NYVenture FD CL A GM	Mutual fund	**	9,436,077
MRJ Value Equity Fund	Mutual fund	**	19,504,273
Pending Settlement			410
Cash and accrued income			1,576
Participant Loans	Participant loans (maturing 2005 to 2025 at interest rates of 5% to 11%)	**	2,994,938

	Total assets		$185,984,950

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/S/ DONNA MATTEO
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm